UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42020

MAREX GROUP LIMITED

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Redomiciliation and Reorganization

On July 1, 2026, Marex Group Limited, a Bermuda exempted company limited by shares (“New Marex”) and Marex Group plc (“Old Marex”) completed the previously announced plan (the “Redomiciliation”) to introduce a new holding company to become the parent holding company of the Marex group. On July 6, 2026, New Marex, as successor issuer to Old Marex under Rule 414 of the Securities Act of 1933, as amended (the “Securities Act”), filed post-effective amendments to Old Marex’s existing shelf registration statements on Form F-3 with the Securities and Exchange Commission (the “SEC”), succeeding and substituting Old Marex thereunder and for all purposes under the Securities Act and the Securities Exchange Act of 1934, as amended. This succession followed the effectiveness on July 1, 2026 of a statutory scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”), Old Marex’s receipt of required regulatory approvals and the completion of the agreement and plan of reorganization between New Marex and Old Marex (collectively, the “Reorganization”).

As previously reported, the Scheme was approved by the High Court of Justice of England and Wales on June 26, 2026, and by Old Marex’s shareholders on May 21, 2026. Upon effectiveness of the Scheme, holders of ordinary shares in Old Marex received ordinary shares in New Marex on a one-for-one basis, and Old Marex became a wholly-owned subsidiary of New Marex, thereby completing the Redomiciliation.

Old Marex subsequently changed its name from Marex Group plc to Marex UK Holdings Limited and converted from a public limited company into a private limited company incorporated in England and Wales, effective on July 2, 2026.

Assumption of Obligations under Structured Notes Senior Indenture and Outstanding Structured Notes

In connection with the Reorganization, on the date hereof, New Marex entered into a first supplemental indenture (the “First Structured Notes Senior Supplemental Indenture”), dated as of July 6, 2026, by and among New Marex, as successor issuer, Marex UK Holdings Limited (formerly known as Marex Group plc), as predecessor issuer, and The Bank of New York Mellon, as trustee (the “Senior Structured Notes Trustee”), pursuant to which New Marex assumed, as successor issuer, the obligations of Old Marex with respect to (i) the Senior Indenture, dated as of August 4, 2025 (the “Senior Structured Notes Indenture”), as amended from time to time, by and among Old Marex and the Senior Structured Notes Trustee, and (ii) all of the outstanding senior notes previously issued by Marex Group plc under the Senior Structured Notes Indenture, as set forth on Schedule A to the First Structured Notes Senior Supplemental Indenture. Upon execution of the First Structured Notes Senior Supplemental Indenture, New Marex succeeded to, and was substituted for, Old Marex, as issuer and obligor under the Structured Notes Senior Indenture and the Outstanding Structured Notes.

The First Structured Notes Supplemental Indenture is filed herewith as Exhibit 4.1 and is incorporated by reference herein, and the foregoing summary is qualified in its entirety by reference to Exhibit 4.1.

Assumption of Obligations under Senior Indenture and Senior Notes

In connection with the Reorganization, on the date hereof, New Marex entered into a fifth supplemental indenture (the “Fifth Senior Supplemental Indenture”), dated as of July 6, 2026, by and among New Marex, as successor issuer, Marex UK Holdings Limited (formerly known as Marex Group plc), as predecessor issuer, and Citibank, N.A., as trustee (the “Senior Notes Trustee”), pursuant to which New Marex assumed, as successor issuer, the obligations of Old Marex with respect to (i) the Senior Indenture, dated as of October 15, 2024 (the “Base Indenture”), as amended from time to time, by and among Old Marex and the Senior Notes Trustee, (ii) the Senior Note Indentures (as defined below) and (iii) all of the outstanding senior notes previously issued by Marex Group plc under the Base Indenture as follows (collectively, the “Outstanding Senior Notes”):

1.

$600 million aggregate principal amount of 6.404% Senior Notes due 2029 (the “2029 Notes”), issued pursuant to the Base Indenture, as supplemented by each of (a) the First Supplemental Indenture, dated as of November 4, 2024, by and between Old Marex and the Senior Notes Trustee (the “First Supplemental Indenture”) and (b) the Fourth Supplemental Indenture, dated as of May 19, 2026, by and between Old Marex and the Senior Notes Trustee (the “Fourth Supplemental Indenture” and, the Base Indenture, as

supplemented by the First Supplemental Indenture and the Fourth Supplemental Indenture, the “2029 Notes Indenture”);

2.

$500 million aggregate principal amount of its 5.829% Senior Notes due 2028 (the “2028 Notes”), issued pursuant to the Base Indenture, as supplemented by the Second Supplemental Indenture, dated as of May 8, 2025, by and between Old Marex and the Senior Notes Trustee (the “Second Supplemental Indenture” and, the Base Indenture, as supplemented by the Second Supplemental Indenture, the “2028 Notes Indenture”); and

3.

$500 million aggregate principal amount of its 5.680% Senior Notes due 2031 (the “2031 Notes”), pursuant to the Base Indenture, as supplemented by the Third Supplemental Indenture, dated as of April 21, 2026, by and between Old Marex and the Senior Notes Trustee (the “Third Supplemental Indenture” and the Base Indenture, as supplemented by the Third Supplemental Indenture, the “2031 Notes Indenture” and, together with the 2029 Notes Indenture and the 2031 Notes indenture, the “Senior Note Indentures”).

Upon execution of the Fifth Senior Supplemental Indenture, New Marex succeeded to, and was substituted for, Old Marex, as issuer and obligor under the Base Indenture, the Senior Note Indentures and the Outstanding Senior Notes.

The Fifth Senior Supplemental Indenture is filed herewith as Exhibit 4.2 and is incorporated by reference herein, and the foregoing summary is qualified in its entirety by reference to Exhibit 4.2.

Assumption of Obligations under Subordinated Indenture and Contingent Capital Convertible Securities Indenture

In connection with the Reorganization, on the date hereof, New Marex entered into a first supplemental indenture (the “First Subordinated Supplemental Indenture”), dated as of July 6, 2026, by and among New Marex, as successor issuer, Marex UK Holdings Limited (formerly known as Marex Group plc), as predecessor issuer, and Citibank, N.A., as trustee (the “Subordinated Notes Trustee”), pursuant to which New Marex assumed, as successor issuer, the obligations of Old Marex with respect to the Subordinated Indenture, dated as of May 1, 2025, by and between Old Marex and the Subordinated Notes Trustee (the “Subordinated Indenture”). Upon execution of the First Subordinated Supplemental Indenture, New Marex succeeded to, and was substituted for, Old Marex, as issuer and obligor under the Subordinated Indenture.

In connection with the Reorganization, on the date hereof, New Marex also entered into a first supplemental indenture (the “First CCS Supplemental Indenture”), dated as of July 6, 2026, by and among New Marex, as successor issuer, Marex UK Holdings Limited (formerly known as Marex Group plc), as predecessor issuer, and Citibank, N.A., as trustee (the “Contingent Capital Securities Trustee”), pursuant to which New Marex assumed, as successor issuer, the obligations of Old Marex with respect to the Contingent Capital Convertible Securities Indenture, dated as of May 1, 2025, by and between Old Marex and the Contingent Capital Securities Trustee (the “Contingent Capital Securities Indenture”). Upon execution of the First CCS Supplemental Indenture, New Marex succeeded to, and was substituted for, Old Marex, as issuer and obligor under the Contingent Capital Securities Indenture.

The First Subordinated Supplemental Indenture and the First Contingent Capital Securities Indenture are filed herewith as Exhibits 4.3 and 4.4, respectively, and are incorporated by reference herein, and the foregoing summaries are qualified in their entirety by reference to Exhibits 4.3 and 4.4, respectively.

EXHIBIT INDEX

Exhibit No.	Description

4.1	First Supplemental Indenture, dated as of July 6, 2026 (to the Senior Indenture dated as of August 4, 2025) by and among Marex UK Holdings Limited (formerly known as Marex Group plc), Marex Group Limited and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to Marex Group Limited’s post-effective amendment no. 1 to the registration statement on Form F-3 (File No. 333-289203) filed with the SEC on July 6, 2026

4.2	Fifth Supplemental Indenture, dated as of July 6, 2026 (to the Senior Indenture dated as of October 15, 2024), by and among Marex UK Holdings Limited (formerly known as Marex Group plc), Marex Group Limited and Citibank, N.A. as trustee (incorporated by reference to Exhibit 4.6 to Marex Group Limited’s post-effective amendment no. 1 to the registration statement on Form F-3 (File No. 333-286884) filed with the SEC on July 6, 2026

4.3	First Supplemental Indenture, dated as of July 6, 2026 (to the Subordinated Indenture dated as of May 1, 2025), by and among Marex UK Holdings Limited (formerly known as Marex Group plc), Marex Group Limited and Citibank, N.A. as trustee (incorporated by reference to Exhibit 4.9 to Marex Group Limited’s post-effective amendment no. 1 to the registration statement on Form F-3 (File No. 333-286884) filed with the SEC on July 6, 2026

4.4	First Supplemental Indenture, dated as of July 6, 2026 to the Contingent Capital Convertible Securities Indenture dated as of May 1, 2025 between Marex Group plc and Citibank, N.A. as trustee (incorporated by reference to Exhibit 4.11 to Marex Group Limited’s post-effective amendment no. 1 to the registration statement on Form F-3 (File No. 333-286884) filed with the SEC on July 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group Limited (Registrant)

By:	/s/ Robert Irvin
Name: Robert Irvin
Title: Chief Financial Officer

Dated: July 6, 2026